FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April, 2006

Commission File Number: 001-12518

Banco Santander Central Hispano, S.A.
(Translation of registrant’s name into English)

Plaza de Canalejas, 1
28014 Madrid, Spain
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F	_______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	_______	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	_______	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	_______	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Banco Santander Central Hispano, S.A.

TABLE OF CONTENTS

Item

1	Material fact dated April 3, 2006, announcing that the decision on arbitral proceedings being carried out in the Netherlands Arbitration Institute at the request of Total has been notified to the parties.

Item 1

MATERIAL FACT

     Banco Santander Central Hispano, S.A. (the “Bank) announces that the decision on the arbitral proceedings being carried out in the Netherlands Arbitration Institute at the request of Total in connection with the tender offer launched by the Bank on shares of Cepsa on September 25, 2003, has been notified to the parties today.

     The outcome of the decision can be summarised as follows:

−	The Arbitrator accepts the interpretation of the Third Transitional Provision of Act 26/2003 of July 17 which was being maintained by the Bank. Accordingly, the Arbitrator considers that the agreements among Total and the Bank to act in concert with respect to their investment in Cepsa became ineffective by operation of the above mentioned Third Transitional Provision. More specifically, the launching of the bid for Cepsa in September 2003, by means of which the Bank acquired a 12.13 % of the share capital of Cepsa did not constitute a breach of Clause 6 of the Agreement entered into by Total and the Bank in 1995.

−	Notwithstanding the foregoing, the fact that the Bank launched the tender offer without prior consultation with Total gave rise, in the opinion of the Arbitrator, to an irreconcilable difference between the parties that, pursuant to the part of the agreements which had not become ineffective, implies that Total has the right to repurchase from the Bank a 4.35 % of Cepsa at the price stipulated in the agreements.

−	The Bank and Total must proceed to the winding up of Somaen Dos, S.L. (a holding company in which the Bank, Total and Unión Fenosa, S.A. have participations of approximately 60%, 25% and 15%, respectively). In this winding up, the Bank will receive from Somaen Dos, S.L. a 19.92 % of the share capital of Cepsa and Total will receive an 8.31 % of the share capital of Cepsa.

−	Thus, the Bank consolidates its 27.7 % shareholding in Cepsa, approximately, after deduction of the 4.35 % which is subject to the repurchase rights of Total, in the case that such repurchase rights are exercised. Taking into account the book value of the Bank’s stake in Cepsa, a market price of euro 45 per share of Cepsa, and the price stipulated for the exercise by Total of its repurchase rights over 4.35 % of the share capital of such company, the estimated unrealised capital gain of the Bank in Cepsa is of euro 1.3 billion approximately.

−	The Arbitrator rejects the claims by Total that the Bank should: (i) bear the tax costs resulting from the separation of the holdings in Cepsa; (ii) return to the market the 12.13 % of the share capital of Cepsa acquired by means of the tender offer in September 2003; and (iii) pay euro 500 million to compensate moral damages.

−	Some matters will be addressed in a separate complementary decision: potential damages derived specifically from the non adherence to good faith principles, and the costs and expenses of the arbitration proceedings.

−	While the decision is executed, the cautionary measures previously adopted by the Arbitrator affecting the participation in Cepsa through Somaen Dos, S.L. remain in place, but not in connection with the 12.13 % shareholding acquired by means of the tender offer.

Boadilla del Monte (Madrid), April 3 ,2006

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander Central Hispano, S.A.

Date: April 6, 2006	By:	/s/ José Antonio Alvarez
	Name:	José Antonio Alvarez
	Title:	Executive Vice President